UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-08180

TECO ENERGY, INC.

(Exact name of registrant as specified in its charter)

TECO Plaza 702 N. Franklin Street Tampa, Florida 33602 (813) 228-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)

TECO Finance, Inc. 6.572% Notes due 2017, Floating Rate Notes due 2018, 5.150% Notes due 2020 and associated guarantees of TECO Energy, Inc.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934 TECO Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 11, 2016	TECO ENERGY, INC.

	By:	/s/ John B. Ramil
John B. Ramil
President and Chief Executive Officer